Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial information as of and for the three months ended March 31, 2022, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, the terms “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us” refer to AC Immune SA together with its fully-owned subsidiary, AC Immune USA, Inc.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of April 28, 2022.

Business Overview

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to become a global leader in precision medicine for the diagnosis and treatment of neurodegenerative diseases. We are executing a clear business strategy built on three pillars: (i) accelerate development of novel therapeutics in AD with our partners; (ii) expand our strategic focus in Parkinson’ disease (PD) and non-AD neurodegenerative diseases, including NeuroOrphan indications and limbic-predominant age-related TDP-43 encephalopathy (LATE); and (iii) a continued focus on diagnostics enabling precision medicine to be an ultimate differentiator for the Company.

Our three-pillar execution strategy reflects our unique precision medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neurodegenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients’ specific disease drivers, to be used in concert in order to slow or stop the disease course. Ultimately, it is our belief that precision medicine will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, affording treatment with the right therapies at the right time.

Leveraging our dual proprietary technology platforms, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing eleven therapeutic and three diagnostic programs, with seven currently in clinical trials, targeting five different types of misfolded pathological proteins related to AD, PD and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our validated technology platforms and personalized medicine approach position AC Immune to revolutionize the treatment of neurodegenerative disease in the way precision diagnostics and targeted therapies are revolutionizing the treatment of cancer.

Our clinical stage product candidates include:

•	ACI-35.030. Janssen and AC Immune are evaluating the anti-phosphorylated-Tau (anti-pTau) vaccine candidate ACI-35.030 in a Phase 1b/2a study in subjects with early AD. Interim results show that ACI-

35.030 vaccination generated a strong antigen-specific antibody response against pTau in 100% of participants, achieving anti-pTau antibody levels of about two orders of magnitude higher than pre-vaccination levels, whereas anti-ePHF (enriched paired helical filaments) antibody titers increased by one order of magnitude from baseline as early as two weeks after the second injection at week 8 of the mid-dose of ACI-35.030. No clinically relevant safety concerns related to the vaccine candidate were observed. Based on these results, the second highest dose cohort was expanded in Q2 2021 to facilitate plans for further late-stage development. ACI-35.030 specifically targets pathological pTau species and is eventually intended as a disease-modifying treatment for AD and other Tauopathies.

•	ACI-24 for AD. A first Phase 1/2 study was completed and finalized in 2019. The subsequent Phase 2 study in AD assessed the safety, tolerability, immunogenicity and target engagement of ACI-24 using intramuscular immunizations and analyzed the effects of ACI-24 on brain amyloid as assessed by PET imaging. This trial was completed and finalized in November 2021. ACI-24 was safe and well tolerated and triggered a clear IgM response with lower Abeta-specific IgG titers. While no apparent effect in amyloid-PET was observed in this limited study population, there was evidence of a pharmacodynamic effect observed by an increase of CSF Aβ1-40 and Aβ1-42 levels compared to the placebo, thus suggesting target engagement. These results support the clinical development of the optimized formulation of ACI-24 (i.e. ACI-24.060) with Abeta unrelated T-helper cell epitopes to increase the magnitude and the boost-ability of the antibody response.

•	ACI-24 for DS. Our Phase 1b clinical study of ACI-24 for individuals with DS, intended to assess safety, tolerability and immunogenicity at two doses, was completed and results reported in Q1 2021. The results support a favorable safety and tolerability profile of ACI-24 and show a pharmacodynamic response in this vulnerable patient population and the advancement of this program with the optimized formulation of ACI-24. The Clinical Trial Application (CTA) for the next study evaluating the optimized formulation of ACI-24 in AD and Down syndrome populations was submitted in Q4 2021. The trial initiation is planned in H1 2022.

•	ACI-7104. ACI-7104, the optimized formulation of the clinically-validated PD vaccine candidate PD01, will advance into an adaptive, biomarker-based Phase 2 study. This trial will evaluate an initial dose-response of the optimized formulation focusing on immunogenicity against a-syn and pathological a-syn species. Additionally, the identification or verification of disease-specific biomarkers and progression of motor and non-motor symptoms of Parkinson’s disease will be monitored, together with digital, imaging and fluid biomarkers, in the second part of the study. The trial initiation is planned in H2 2022.

•	Semorinemab. Our collaboration partner, Genentech, a member of the Roche Group, completed a first Phase 2 study (Tauriel) conducted in patients with prodromal-to-mild AD in Q3 2020. This trial did not meet its primary efficacy endpoint of reducing decline on Clinical Dementia Rating-Sum of Boxes (CDR-SB) compared to placebo; the primary safety endpoint was met. A second Phase 2 study (Lauriet) conducted in patients with mild-to-moderate AD was completed in Q3 2021 and top-line data showed a statistically significant reduction on one of two co-primary endpoints, ADAS-Cog11. The second co-primary endpoint, ADCS-ADL, and secondary endpoints were not met. Safety data showed that semorinemab is well tolerated with no unanticipated safety signals. Genentech reported that the open label portion of the study will continue as planned and that further analyses are ongoing. Semorinemab is designed to slow the prion-like propagation of Tau pathology, which coincides with both clinical symptoms and disease progression in AD.

•	Crenezumab. Roche announced in 2019 the discontinuation of the Phase 3 clinical trials in AD but is continuing in a landmark prevention trial in Colombia, in a population of genetically predisposed people at risk of developing familial AD. The overall beneficial safety profile was confirmed in the CREAD studies, supporting use of crenezumab in healthy individuals with risk of developing AD. Top-line results from this Phase 2 Prevention trial are expected in H1 2022.

•	Morphomer Tau aggregation inhibitors. In collaboration with our partner, Lilly, we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan indications. We completed a Phase 1 clinical study in healthy volunteers with ACI-3024, in Q2 2020, which showed a dose-dependent exposure and brain penetration, achieving the desired levels of ACI-3024 in the CSF. In addition to AD, the program was expanded to NeuroOrphan indications and ACI-3024 will be further evaluated for efficacy in models of rare Tauopathies.

Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. These will be broadly developed in Tau-dependent neurodegenerative diseases.

•	Tau-PET tracer. PI-2620 is our Tau-PET imaging agent. We are working with our partner, LMI, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD Tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620’s differentiated characteristics as a diagnostic tool for studying Tau-related diseases. PI-2620 completed a Phase 2 clinical trial in AD in Q4 2021.

A study published in Movement Disorders indicated a value of PI-2620 for evaluating corticobasal syndrome, providing quantitatively and regionally distinct signals in beta-amyloid-positive as well as beta-amyloid-negative corticobasal syndrome. Further, results demonstrated PI-2620’s excellent characteristics as a diagnostic tool for studying Tau-related diseases following a recent publication (J Cereb Blood Flow Metab) that PI-2620 binding characteristics in cortical regions differentiated between 3/4R- and 4R-tauopathies and might serve as a supportive readout in the diagnostic workup of neurodegenerative disorders. Two test-retest studies in PSP (Phase 1) are open and recruiting with results anticipated in H2 2022.

•	A-syn-PET tracer. Our next-generation PET imaging tracer, derived from our Morphomer platform, has shown significant potential to reliably detect and map deposits of pathological alpha-synuclein protein in the brain. Supported by the Michael J. Fox Foundation for Parkinson’s Research (MJFF), a first-in-human study and an investigator-initiated study of our latest diagnostic agent targeting a-syn were initiated in Q1 and Q3 2021, respectively. The readouts of these trials in patients with PD, multiple system atrophy (MSA) and other synucleinopathies were reported at the AD/PDTM 2022 Conference.

Interim 2022 Company Highlights

•	Reported the first live images of alpha-synuclein (a-syn) in the human brain with ACI-12589, AC Immune’s wholly-owned alpha-synuclein (a-syn) positron emission tomography (PET) tracer, at the AD/PDTM 2022 Conference. Clinical PET image analyses showed enhanced contrast and a-syn target specificity in patients with multiple system atrophy (MSA), as well as increased tracer retention in brain areas affected by MSA disease processes. Together with preclinical data also presented at AD/PDTM 2022, these analyses demonstrate ACI-12589’s potential to be the first non-invasive diagnostic for alpha-synucleinopathies (e.g. MSA).

•	Hosted a key opinion leader webinar on a-syn as a target in neurodegenerative diseases featuring Oskar Hansson, MD, PhD, of Skåne University Hospital and Lund University. To view the presentation and a replay of the webinar, click here.

•	Announced interim Phase 1b/2a trial data confirming the consistent safety and potent immunogenicity of ACI-35.030, a first-in-class phosphorylated-Tau (pTau) vaccine candidate. Data from the high-dose cohort showed the strong induction of antibodies selective for pTau and its aggregated form, enriched paired helical filaments (ePHF). The data also support ACI-35.030’s favorable safety profile and plans for its continued late-stage development.

•	Published new data on the optimized formulation of ACI-24 in the peer-reviewed journal Brain Communications, showing that the anti-Abeta vaccine was well tolerated in preclinical models and generated a broad polyclonal anti-Abeta response with high titers of antibodies against neurotoxic pyroglutamate Abeta (pyroGlu-Abeta), a major component of Abeta plaques. Optimized ACI-24 was also shown to have enhanced and sustained immunogenicity against another key pathological Abeta species, oligomeric Abeta, in preclinical studies presented at AD/PD™ 2022.

•	Announced a peer-reviewed publication in JAMA Neurology featuring data from a Phase 1b clinical trial of ACI-24 (first-generation formulation) in individuals with DS. Data from the study, which was the first clinical trial of an anti-Abeta vaccine in people living with DS, indicate that ACI-24 was safe and elicited an immune response. This was accompanied by evidence of target engagement as measured by a greater increase in plasma Abeta40 and Abeta42 in treated groups compared to placebo.

•	Expanded leadership with the appointment of Howard Donovan as Chief HR Officer and member to the Executive Committee. Mr. Donovan is an internationally experienced, commercially focused leader. He joins from the World Economic Forum, where he led People Services since 2015.

•	Joerg Hornstein, Chief Financial Officer, will leave in the second half of 2022 to pursue a new opportunity. Ensuring a seamless transition, two members of AC Immune’s proven Finance Leadership Team will transition to new roles. Christopher Roberts is appointed Vice President, Finance and interim CFO. Julian Snow is appointed Vice President, U.S. Finance & Corporate Development.

Results of Operations

The Covid-19 global pandemic has impacted various countries in which AC Immune currently operates clinical trials and business operations. The extent to which Covid-19 may impact us will depend on future developments, which are currently uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the severity of Covid-19, or the effectiveness of actions to contain and treat Covid-19.

The Company continues to effect its business continuity plan and adapt as the situation evolves. Currently, we have resumed normal operations at full capacity, with minimal disruption to our business. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and orders related to the pandemic and are working proactively with our partners and other stakeholders to take steps intended to mitigate and minimize any negative impact to our research, clinical programs and other business operations.

The Company does not currently have or project material impacts to the ongoing key trials. Additionally, the Company has drug supplies that are expected to be sufficient to complete ongoing trials as well as additional drug substance supplies expected to be sufficient to support ongoing cohorts of clinical trials for a period of at least three to six months. The Company will refrain from starting new clinical trials if a minimum of a six-month supply on hand cannot be secured. Finally, the Company currently does not expect delays to its clinical trials due to manufacturing or supply-chain issues.

Comparison of the three months ended March 31, 2022 and 2021

Contract revenues

The Company generated no contract revenues for the three months ended March 31, 2022 and 2021, respectively.

Research and Development Expenses

Research and development activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements have different arrangements to share costs for the development of our product candidates.

We have completed our R&D spending in both of our Genentech collaborations. We and Janssen are co-developing second-generation therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the vaccines. We also expect to incur additional R&D expenditures associated with the expansion of our Morphomer Tau program into AD and NeuroOrphan indications.

We also intend to increase our R&D costs associated with the advancement of ACI-7104 in Parkinson’s disease and our ACI-24 vaccine program (i.e. ACI-24 AD and ACI-24 DS) through mid- and late-stage clinical development.

Finally, we intend to further characterize our other clinical and preclinical candidates. In addition to these arrangements and proprietarily held assets, we expect that our total future R&D costs will increase over current levels, in line with our three-pillar strategy that focuses on (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics.

The table below provides a breakdown of our research and development costs, including direct research and development costs, manufacturing costs related to research and development and other research and development costs not allocated directly to programs for the periods covered by these Interim Condensed Consolidated Financial Statements. The research and development costs not allocated to specific programs include employment costs, regulatory, QA and intellectual property costs. We do not assign our internal costs, such as salary and benefits, share-based compensation expenses, laboratory supplies, and other direct expenses and infrastructure costs to individual R&D projects, because the employees within our R&D groups are typically deployed across multiple research and development programs.

For the three months ended March 31, 2022, research and development expenses totaled CHF 15.1 million compared with CHF 13.3 million for the comparable period in 2021. This represents an increase of CHF 1.8 million. The following table presents the research and development expenses during the three months ended March 31, 2022 and 2021:

	For the Three Months Ended March 31,
in CHF thousands, unaudited	2022	2021	Change
Discovery and preclinical expenses	4,301	4,940	(639)
Clinical expenses	3,070	2,143	927
Group function expenses	399	285	114
Total Direct R&D	7,770	7,368	402
Payroll expenses	4,341	4,500	(159)
Share-based compensation	393	316	77
Other non-allocated	2,619	1,145	1,474
Total R&D	15,123	13,329	1,794

	For the Three Months Ended March 31,
in CHF thousands, unaudited	2022	2021	Change
Operating expenses[1]	10,388	8,513	1,875
Salaries and related costs[2]	4,735	4,816	(81)
Total R&D expenses	15,123	13,329	1,794

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended March 31, 2022:

Discovery and preclinical expenses decreased by CHF 0.6 million, primarily due to:

•	a decrease of CHF 0.6 million in ACI-24 for DS for the development costs associated with the vaccine formulation, CHF 0.2 million for certain neuroinflammation investments and CHF 0.1 million for other discovery programs,

This was partially offset by;

•	an increase of CHF 0.3 million for the expansion of our Morphomer Tau program into NeuroOrphan indications.

Clinical expenses increased by CHF 0.9 million, primarily due to:

•	an increase of CHF 0.8 million for the clinical development of ACI-24 for DS, CHF 0.3 million for the clinical development of ACI-7104, our alpha-synuclein vaccine for Parkinson’s disease acquired in Q4 2021 and CHF 0.1 million for ACI-35.030 driven by R&D cost sharing, increased patient enrollment into the Phase 1b/2a study and increased frequency of interim analyses testing,

This was partially offset by:

•	a decrease of CHF 0.1 million for our diagnostic imaging agents and CHF 0.2 million for other clinical programs.

The variances in Group function expenses relate to regulatory, quality assurance and IP.

The CHF 1.5 million increase in other non-allocated expenses relate to administrative R&D and certain non-allocated functional expenses, primarily due to:

•	an increase of CHF 0.7 million associated with the reallocation of certain IT and facilities expenditures made in Q1 2022 that were not reclassified in the prior period, CHF 0.2 million in certain IT related investments and CHF 0.6 million across various cost centers particularly in clinical and technical operations.

General and administrative expenses

General and administrative expenses consist of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses, and other operating expenses.

For the three months ended March 31, 2022, general and administrative expenses totaled CHF 4.2 million compared with CHF 4.3 million for the comparable period in 2021. This represents a decrease of CHF 0.1 million. The following table presents the general and administrative expenses during the three months ended March 31, 2022 and 2021:

	For the Three Months Ended March 31,
in CHF thousands, unaudited	2022	2021	Change
Operating expenses[1]	1,443	1,945	(502)
Salaries and related costs[2]	2,723	2,393	330
Total general and administrative expenses	4,166	4,338	(172)
[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended March 31, 2022, this decrease is primarily due to:

•	CHF 0.7 million associated with the reallocation of certain IT and facilities expenditures made in Q1 2022 that were not reclassified in the prior period,

partially offset by;

•	an increase in salary and benefit related costs of CHF 0.3 million related to an increase in full time employees and annualization of 2021 hires and board appointments.

Other operating income/(expense)

Other operating income/(expense) consists primarily of income associated with foundation grants such as those from the Michael J. Fox Foundation (“MJFF”) or Target ALS.

For the three months ended March 31, 2022, other operating income/(expense) totaled CHF 0.5 million compared with CHF 0.4 million for the comparable period in 2021. This represents an increase of less than CHF 0.1 million. The following table presents the other operating income/(expense) during the three months ended March 31, 2022 and 2021:

	For the Three Months Ended March 31,
in CHF thousands, unaudited	2022	2021	Change
Other operating income/(expense)	459	416	43
Total other operating income/(expense)	459	416	43

For the three months ended March 31, 2022, this increase is primarily due to:

•	an increase of less than CHF 0.1 million in grant income related to activities for two MJFF awards awarded in Q4 2021.

Finance result, net

For the three months ended March 31, 2022, finance result was less than a CHF 0.1 million loss compared with a CHF 0.5 million gain for the comparable period in 2021. This represents a decrease of CHF 0.5 million. The following table presents the finance result during the three months ended March 31, 2022 and 2021:

	For the Three Months Ended March 31,
in CHF thousands, unaudited	2022	2021	Change
Financial income	—	—	—
Financial expense	(154)	(26)	(128)
Exchange differences	140	543	(403)
Finance result, net	(14)	517	(531)

For the three months ended March 31, 2022, net finance result was a loss, primarily related to:

•	CHF 0.2 million in interest expense for the Company’s cash and cash equivalents and short-term financial assets; and

•	a CHF 0.4 million decrease in foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar and Euro.

Liquidity and Capital Resources

To date, AC Immune has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations. As of March 31, 2022, we had cash and cash equivalents of CHF 57.8 million and short-term financial assets of CHF 116.0 million for a total liquidity balance of CHF 173.8 million.

Our primary uses of capital are, and we expect will continue to be, R&D expenses, compensation and related expenses, and other operating expenses including rent. Cash and cash equivalents used to fund operating expenses are impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with a number of our product candidates in various stages of clinical development. We and Janssen are co-developing second-generation therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the vaccines. We expect to incur additional R&D expenditures associated with the expansion of our Morphomer Tau program into AD and NeuroOrphan indications. We intend to increase our R&D costs associated with the advancement of ACI-7104 in Parkinson’s disease and our ACI-24 vaccine program (i.e. ACI-24 AD and ACI-24 DS) through mid-stage clinical development. We also intend to further characterize our preclinical candidates.

We plan to continue to fund our operating and capital funding needs through proceeds received from licensing and collaboration agreements (LCAs) and through equity or other forms of financing. For example, in Q3 2020 we entered into the Open Market Sale Agreement (“Sale Agreement”) with Jefferies LLC (“Jefferies”), which provides that, upon the terms and subject to the conditions and limitations set forth in the Sale

Agreement, we may elect to issue and sell, from time to time, shares of our common shares having an aggregate offering price of up to USD 80.0 (CHF 74.6) million through Jefferies acting as our sales agent. We replaced this Sale Agreement in Q2 2021 to continue the ATM program. Under the new Sale Agreement, Jefferies may sell the shares of common shares by any method permitted by law deemed to be an “at the market offering” as defined under the Securities Act of 1933, as amended, in privately negotiated transactions with our consent or in block transactions. Jefferies will use commercially reasonable efforts to sell the shares of common shares subject to the new Sales Agreement from time to time, consistent with its normal sales and trading practices, on mutually agreed terms. We will pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any common shares sold through Jefferies under the new Sales Agreement. We are not obligated to make any sales of common shares under the new Sales Agreement, and we have not yet sold any common shares pursuant to the new Sales Agreement.

We may also consider entering into additional LCAs and selectively partnering for clinical development and commercialization.

Cash Flows

The following table summarizes AC Immune’s cash flows for the periods indicated:

	For the Three Months Ended March 31,
in CHF thousands, unaudited	2022	2021	Change
Net cash provided by/(used in):
Operating activities	(23,143)	(17,339)	(5,804)
Investing activities	(540)	(790)	250
Financing activities	(916)	7,707	(8,623)
Net decrease in cash and cash equivalents	(24,599)	(10,442)	(14,157)

Operating activities

Net cash used in operating activities was CHF 23.1 million for the three months ended March 31, 2022, compared with net cash used in operating activities of CHF 17.3 million for the three months ended March 31, 2021. The change in cash used in operating activities for the three months ended March 31, 2022 was due to the Company’s reporting a net loss of CHF 18.8 million for the period, compared with a net loss of CHF 16.7 million for the same period in 2021, driven by (i) an increase of CHF 1.8 million in R&D expenditures for the three months ended March 31, 2022.

Investing activities

Net cash used in investing activities was CHF 0.5 million for the three months ended March 31, 2022, compared with net cash used in investing activities of CHF 0.8 million for the three months ended March 31, 2021 due to investments in the Company’s property, plant and equipment.

 Financing activities

Net cash used in financing activities was CHF 0.9 million for the three months ended March 31, 2022, compared with net cash provided by financing activities of CHF 7.7 million for the three months ended March 31, 2021. The decrease of CHF 8.6 million is predominantly related to CHF 8.0 million received from proceeds from the sale of treasury shares in public offerings, net of underwriting fees and transaction costs from our at the market offering that occurred in the prior period but did not repeat in the current period. Additionally, in the three months ended March 31, 2022, the Company paid CHF 0.8 million in stamp duty associated with issuance of shares in relation to the asset acquisition that were previously accrued.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of March 31, 2022, we had cash and cash equivalents of CHF 57.8 million and short-term financial assets of CHF 116.0 million, resulting in CHF 173.8 million of liquidity. The decrease relative to December 31, 2021 was predominantly related to R&D spending on our major discovery and R&D programs, and the strengthening of the Company’s infrastructure, systems and organization. There can be no certainty as to the exact timing of future milestone payments, or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached. Accordingly, assuming that we do not receive potential milestone payments and based upon our currently contemplated R&D strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements through at least Q1 2024.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our preclinical and clinical studies and other related activities, according to our long-term strategic plan;

•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	The cost, timing and outcomes of regulatory approvals;

•	The costs and timing of establishing sales, marketing and distribution capabilities;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	The emergence of competing technologies or other adverse market developments; and

•	The potential cost and timing of managing and protecting our portfolio of IP.

Quantitative and Qualitative Disclosures about Market Risk

During the three months ended March 31, 2022, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F, except as it relates to the Company’s derivative financial instruments.

Non-IFRS Financial Measures

In addition to AC Immune’s operating results, as calculated in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, we use adjusted loss and adjusted loss per share when monitoring and evaluating our operational performance. Adjusted loss is defined as loss for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted loss per share is defined as adjusted loss for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance the comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or as substitutes for our IFRS financial measures and should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net loss. The following table reconciles net loss to adjusted loss and adjusted loss per share for the periods presented:

Reconciliation of Loss to Adjusted Loss and
Loss Per Share to Adjusted Loss Per Share

	For the Three Months Ended March 31,
in CHF thousands except for share and per share data, unaudited	2022	2021
Loss	(18,848)	(16,734)
Adjustments:
Non-cash share-based payments[1]	989	857
Foreign currency (gains)/losses[2]	(218)	(621)
Adjusted Loss	(18,077)	(16,498)

Loss per share – basic and diluted	(0.23)	(0.23)
Adjustment to loss per share – basic and diluted	0.01	—
Adjusted loss per share – basic and diluted	(0.22)	(0.23)
Weighted-average number of shares outstanding Adjusted loss – basic and diluted	83,486,354	72,305,949
[1]

Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

[2]	Reflects foreign currency re-measurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and Euro with the Swiss Franc.

Adjustments for the three months ended March 31, 2022, decreased net loss by CHF 0.8 million compared with a decrease to net loss of CHF 0.2 million for the comparable period in 2021, respectively. The Company recorded CHF 1.0 million and CHF 0.9 million for share-based compensation expenses, respectively, in each of these periods. There were foreign currency re-measurement gains of CHF 0.2 million and CHF 0.6 million, respectively, primarily related to movement in the USD-CHF exchange rate during the respective periods.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, R&D costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our Annual Report on Form 20-F, including the impact of Covid-19 on our business, suppliers, patients and employees, and any other impact of Covid-19. These forward-looking statements speak only as of the date of this discussion and analysis, and are subject to a number of risks, uncertainties and assumptions as described under the sections in our Annual Report on Form 20-F entitled “Risk Factors” and in this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time such as the global pandemic originating with Covid-19, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.